

CE CAPITAL ADVISORS
A FINRA MEMBER FIRM

February 16, 2016

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street
Wellesley Hills, MA 02481

Re: CE Capital Advisors, Inc. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of CE Capital Advisors, Inc., our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(i).

CE Capital Advisors, Inc. is not engaged as a broker-dealer in the selling of securities of any type or in the sale of insurance products.

CE Capital Advisors, Inc. has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sincerely,

CE CAPITAL ADVISORS, INC.

Daniel Dane
Financial Operations Manager

DD/wlp

11-A

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